

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

September 12, 2008

Mail Stop 7010

By Facsimile and U.S. Mail.

John J. Suydam, Esq.
Chief Legal and Administrative Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

Re: Apollo Global Management, LLC
Amendment No. 1 to Form S-1, filed August 12, 2008
File No. 333-150141

Dear Mr. Suydam:

     We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.   Feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

1. As we discussed, we are awaiting additional information before we can evaluate Investment Company Act issues. Please note that we may have additional comments after we receive this information.

2. We note your response to prior comment 63 and are considering your response. We may have additional comments.

Structure and Formation of the Company, page 10

3. We have read your response to comment 20 from our letter dated May 9, 2008. You indicated that Apollo issued 34,500,000 Class A shares and 2,824,541 shares, respectively, which diluted the Non-Controlling Interest by 8.9%. It is not clear how the issuance of your Class A shares would increase your ownership interest in Apollo Operating Group. Please advise or revise your disclosures to clarify.

4. We refer you to footnote 7 to the diagram that depicts your current organizational structure. We note that Apollo Principal Holding I, L.P. holds between 50% and 100% of all the limited partner interests in the domestic general partners set forth below its name. Please tell us and revise your disclosures to clarify how the remaining limited partnership interests in the domestic general partners that are held by certain of your current and former professionals are reflected in your financial statements. Please address this issue as it relates to the similar ownership structure of Apollo Principal Holdings II, L.P., Apollo Principal Holdings III, L.P and Apollo Principal Holdings IV and Apollo Management Holding L.P as noted in footnotes 8, 9, 10 and 11.

Distributions to Our Managing Partners and Contributing Partners Related to the Reorganization, page 18

5. Disclose the per share fair value of the Apollo Operating Group units issued to the managing partners and the contributing partners.

Our Structure, page 67

Equity Interest Retained by Our Managing Partners and Contributing Partners, page 75

6. You indicate that subject to certain procedures and restrictions, each managing partner and contributing partner will have the right to cause Holdings to exchange the Apollo Operating Group units that he owns through his partnership interest in Holdings for Class A shares, to sell such Class A shares at the prevailing market price and to distribute the net proceeds of such sale to such managing partner or contributing partner. Please explain in greater detail how this feature works. Please tell us whether this feature results in any accounting implications under EITF Topic D-98 in determining whether the Company's Class A shares to be exchanged are subject redemption.

Unaudited Condensed Pro Consolidated Pro Forma Financial Information, page 85
3(f) Reorganization and Other Adjustments, page 90

7. We note your revisions to Note 3(f) in response to prior comment 42. Please explain how you arrived at the $235.1 million increase for the pro forma Non-Controlling Interest of Other Entities and identify the Non-Controlling Interest of Other Entities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 95

Managing Business Performance, page 97

8. We have read your response to comment 54 from our letter dated May 9, 2008 and have the following additional comments.

    - Please provide an expanded discussion regarding the limitations of your non-GAAP measure economic net income ("ENI"). Such discussion should address the material limitations associated with excluding each item (e.g. exclusion of non-cash charges such as equity-based compensation) that is taken into account for US GAAP purposes and how you specifically overcome such limitation. Refer to Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

    - Please revise your disclosure herein and elsewhere in your filing to provide a more comprehensive explanation as to how you use economic net income to conduct and/or evaluate your business on a consolidated basis. Please expand your disclosures to specifically indicate how you use "ENI" to allocate resources, deploy capital and determine annual discretionary bonuses for your employees. As noted from Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," "companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance." Please also refer to SAB Topic 14:G for additional guidance.

Expenses – Compensation and Benefits, page 104

9. We note that you have reflected a $74 million credit as a result of the decline in fair value of several of your private equity fund portfolios. Please clarify whether your employees are obligated to repay these amounts and if not address the appropriateness of recording this credit.

Application of Critical Accounting Policies, page 143

10. We have read your response to comment 48 from our letter dated May 9, 2008. You indicate that revenue is determined based on contractual agreements. In addition, management fees are based on committed capital or invested capital for private equity and net assets, gross assets, adjusted costs of all unrealized portfolio investments, capital commitments, adjusted assets or capital contributions for your capital markets funds. Please tell us and disclose whether any of these factors are subject to significant judgment. Given the direct impact of these factors on your revenue recognition, please address the need to identify these factors as a critical accounting policy. Please provide the following disclosures, if applicable:

- Explanation of each of the models/techniques used to estimate fair value of net assets, gross assets, adjusted assets of unrealized portfolio investments or any other factor;

- Detailed discussion of the material estimates and assumptions used in each of the models; and

- Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the assets under management.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Valuation of Investments, page 144

11. We have read your response to comment 51 from our letter dated May 9, 2008. Please expand your discussion to provide a:

- description of any material changes you made during the reporting period to your discounted cash flow model or market approach model, why you made them, and, to the extent possible, the quantitative effect of those changes;

- detailed discussion of how you validate your discounted cash flow model or market approach model. For example, you may wish to discuss whether and how often you calibrate your models to market, back-test, or otherwise validate it;

- enhanced discussion of the material estimates and assumptions used in each of your models, including but not limited to how you determine expected results and the discount rate to be used in your discounted cash flow model.

- Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the investments. Please provide a detailed discussion of how sensitive the fair value estimates for your investments are to the significant inputs the technique or model uses. For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary. To the extent you provide a range, discuss why you believe the range is appropriate, identifying the key drivers of variability, and discussing how you developed the inputs you used in determining the range; and

- discussion of how increases and decreases in the aggregate fair value of

> your investments may affect your liquidity and capital resources, if
> material.

Please refer to Section 501.14 of the Financial Reporting Codification and Section V of
FR-72 "Commission Guidance Regarding Management's Discussion and Analysis of
Financial Condition and Results of Operations" on Critical Accounting Estimates for
guidance.

12. We have read your response to comment 52 from our letter dated May 9, 2008. It
    is still unclear how realized gains(losses) affected your results of operations,
    specifically how realized and unrealized gains impacted carried interest income
    and other revenue line items. It is also unclear whether there were any material
    declines or increases in fair values and whether the fair values diverged materially
    from the amounts you currently anticipate realizing on settlement or maturity.
    Please revise your disclosure to include the following for all of your Level 3
    investments, to the extent material, in MD&A:

    - detailed discussion of how realized gains (losses) affected your results of
      operations, liquidity or capital resources during the period presented, if
      applicable. Specifically address how realized and unrealized gains
      impacted carried interest income and other revenue line items. Please also
      disclose how much of your carried interest income was generated from
      realized versus unrealized gains;

    - explanation for any material decline or increase in fair values and whether
      the fair values diverge materially from the amounts you currently
      anticipate realizing on settlement or maturity. If fair values diverge from
      expectations, please disclose why and provide the basis for your views.

Compensation and Benefits, page 146

13. We note your response to prior comment 54. Based on your disclosures and
    calculations as detailed on page 147 it is unclear how the Finnerty Model yielded
    a 14% discount rate for grants to the managing partners and 29% discount rate for
    contributing partners. Please expand your disclosures to clarify.

Financial Statements

General

14. Please update your financial statements to include your interim financials
    statements as of June 30, 2008. Refer to Rule 3-12 of Regulation S-X.

Interim Financial Statements

Note 4. Investments, page F-18
Investments at Fair Value, page F-18

15. You state under the caption Investments at Fair Value that investments consist primarily of financial instruments held by Consolidated Funds. Based on your disclosures elsewhere in the filing, we understood that AAA was your only remaining consolidated fund. Please clarify.

Variable Interests Entities, page F-22

16. Disclose why there is no longer any Private Equity Fund VIE's for which you have concluded that you hold significant variable interests but are not the primary beneficiary and which have not been consolidated.

16. Subsequent Events, page F-36

17. You indicate that the Huntsman lawsuit is without merit. You also indicate that the purported class action pending in Massachusetts federal court is also without merit.. We remind you that a statement that a contingency is without merit does not satisfy the requirements of SFAS 5 if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material. In that case, you should either disclose the estimated additional loss or range of loss that is reasonably possible, or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Annual Financial Statements

Consolidated and Combined Statements of changes in Shareholders' Equity and Partners' Capital, page F-42

18. Please clarify the nature of the $237,353 debit to additional paid in capital for the dilution impact of conversion and issuance of shares.

Note 1. Organization and Basis of Presentation, page F-46

19. We have read your response to comment 87 from our letter dated May 9, 2008. Please address the following:

• We note you have listed over 80 entities in Exhibit A: "Entities Consolidated in Apollo Global Management, LLC (the "Successor")" and Exhibit B: "Entities Consolidated in Apollo Operating Group (the "Predecessor")". Please identify for us those entities that were included in the Predecessor but not the Successor. Please fully explain why those entities were not included in the reorganization.

Please also address whether there were any changes in respective ownership interests of any entities after the reorganization.

- Please help us understand the interplay of the above referenced 80 entities listed Exhibits A and B with your presentation of the 19 entities included in Appendix A: "Percent Ownership by Control Group Members for Entities included in the Historical Financial Combined Financial Statements". Provide detailed ownership information regarding all 80 entities in the same format that you provided for the 19 entities. With reference to EITF 02-5 demonstrate that common control exists among all these entities. Ensure your analysis addresses the fact that AAA Holdings, L.P. is consolidated in the Successor and Predecessor as a result of applying FIN46R.

- We note that four entities included in "Appendix A: Percent Ownership by Control Group Members for Entities included in the Historical Financial Combined Financial Statements" were less than 50% owned by members of your control group. For those entities, please tell us how you met the requirements of paragraph 3 of EITF 02-05 which indicates, in part, that for common control to exist a group of shareholders must hold more than 50% of the voting ownership interests of each entity. Please provide us with a detailed analysis.

- You indicated that in the historical periods, Leon Black, Marc Rowan, Michael Gross and Joshua Harris have acted as a group pursuant to the provisions of certain agreements regarding the Apollo Fee Partnerships (general partner entities and management companies included in the combined financial statements of the Predecessor). Please confirm that these agreements covered all the entities involved in the reorganization. If necessary, explain how entities not identified as Apollo Fee Partnerships are under common control. Provide copies of the relevant sections of these agreements

- Fully explain the voting procedure(s) as outlined in the agreement. In this regard, you indicate that the agreements require approval of 3 out of 4 partners (or 2 out of 3 partners) with Mr. Black having a veto.

- Please explain how this approval process works. Specifically, demonstrate how this approval process results in "evidence of an agreement to vote a majority of the entities' shares in concert". For example, is it implied that if you have approval of 3 out of 4 partners (or 2 out of 3 partners), then the remaining partner must vote for approval as well?

- Please provide us with an example of how Mr. Black's veto process works. Address how Mr. Black's veto vote interplays with the votes of the other partners. Clarify whether Mr. Black's veto gives him ultimate control. Address how his veto rights impacts any conclusion that there is "evidence of an agreement to vote a majority of the entities' shares in concert."

- Please explain what happened to Mr. Gross' ownership interest after his retirement. Explain how his retirement affected the control group ownership interests during the historical periods for which you have reflected the entities as being under common control.

- We note Mr. Gross was a partner until December 31, 2005. Please address the fact that a new voting agreement was entered into on April 15, 2005. Explain how Mr. Gross' voting interests were considered during the period subsequent to April 15, 2005 through the date Mr. Gross was no longer a partner.

20. We have read your response to comment 88 from our letter dated May 9, 2008. It still remains unclear how you determined how many units would be given to owners in each entity that existed prior to the reorganization of the newly created entities and of which entities they would be given units. Please tell us and disclose how you determined how many units would be given in this exchange. Please also clarify the exchange ratio used to determine the appropriate number of units to be given to the existing owners of each entity. Please clarify if the same exchange ratio was used for all of the existing owners of each entity. If not, please disclose your accounting for any preferential rights given.

21. We note your response to prior comment 89. You disclose on pages 4 and 73 that prior to the exchange, the points held by your management partners and contributing partners were "designated relative values based upon estimated 2007 cash flows." Please clarify whether these points only related to 2007 cash flows? If not, better clarify how you valued these points. Please clarify what do you mean by designated relative values? Further, clarify what you mean by "The partner interests in Holdings... that were granted to each managing partner and contributing partner correspond to the value of the points such partner contributed *relative to each other*." Specifically, please clarify for readers the value of the points given up by the managing partners and contributing partners and the value of the partnership interests in Holdings that were granted.

2. Summary of Significant Accounting Policies, page F-49

Non-Controlling Interest, page F-49

22. We note your revised disclosures in response to prior comment 92. Please further clarify how you calculate the non-controlling interests recognized in each period. Detailed explanations may be best suited in your Management's Discussion and Analysis where you have already appropriately discussed the changes period to period. In this regard, to provide readers with a full understanding of this statement of operations line item you also need to discuss how non-controlling

interest is actually calculated each period given the changes in your structure and the complexity of this item. As previously requested in the last bullet to prior comment 46, your revised disclosures should clarify for readers why the non-controlling interest for 2007 is in excess of income before non-controlling interest.

Deferred Revenue, page F-51

23. We note your revised disclosures provided in response to prior comment 96 and 97 and have the following comments.

- You indicate that when you receive advisory and transaction fees during the same period as management fees are received and you receive cash in excess of the management fees earned, they are deferred. Please explain why you need to defer advisor and transaction fees when they are received in connection with management fees.

- Please revise your disclosure to better discuss the interplay of the placement fees and organization costs and how and when you recognized management fees.

Compensation and Benefits, page F-54

24. We have read your response to comment 98 from our letter dated May 9, 2008. Please expand your disclosure to quantify the amount of payments that are recorded as distributions from partners' capital for each period prior to the reorganization.

Fair Value Measurement, page F-67

25. We have read your response to comment 104 from our letter dated May 9, 2008. Your current table does not separate internally developed values based on "market comparables" from "broker quotes." Please revise your table to separate internally developed values based on market comparables from broker quotes, if possible.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

John J. Suydam, Esq.
Apollo Global Management, LLC
September 12, 2008
Page 11

       Please direct questions regarding accounting comments to Ernest Greene (202) 551-3733, or in his absence, to Jeanne Baker at (202) 551-3691. Direct questions on other disclosure issues to the undersigned at (202) 551-3765.

                      Sincerely,

                      Pamela A. Long
                      Assistant Director

cc: *by facsimile*
        Monica K. Thurmond, Esq.
        O'Melveny & Myers LLP